SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

         Under the Securities Exchange Act of 1934 (Amendment No. ___)*

                      Fair, Isaac and Company, Incorporated
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   303250 10 4
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                                 (CUSIP Number)

                               Peter L. McCorkell
                       Senior Vice President and Secretary
                      Fair, Isaac and Company, Incorporated
                             120 North Redwood Drive
                              San Rafael, CA 94903
                                 (415) 472-2211
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 19, 1996
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 303250104                  13D                     Page 2 of 9 Pages



1.   NAME OF REPORTING PERSON                                     Ellen I. Fair

     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) / /

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS                                                         00

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                 / /

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION                         United States

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                    7.    SOLE VOTING POWER                             169,856

  NUMBER OF         -----------------------------------------------------------
BENEFICIALLY
   SHARES           8.    SHARED VOTING POWER                         1,809,661
BENEFICIALLY
  OWNED BY          -----------------------------------------------------------
    EACH
  REPORTING         9.    SOLE DISPOSITIVE POWER                        169,856
   PERSON
    WITH            -----------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER                    1,809,661

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                1,979,517

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                               / /

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  15.8%

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14.   TYPE OF REPORTING PERSON                                               IN

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CUSIP No. 303250104                   13D                    Page 3 of 9 Pages


Item 1.  Security and Issuer.
------   -------------------

     This Schedule 13D relates to the Common Stock, $.01 par value per share, of Fair, Isaac and Company, Incorporated (the "Company"). The principal executive offices of the Company are located at 120 North Redwood Drive, San Rafael, California 94903.

Item 2.  Identity and Background.
------   -----------------------

     (a) Name: Ellen I. Fair.

     (b) Residence or business address: 566 Old Quarry Road North, Larkspur, California 94939.

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Freelance Writer and Co-Trustee of The William Rodden Fair and Inger Johanne Fair Revocable Trust, Trust A under The William and Inger Fair Trust Agreement dated 03/28/86, Trust B Exempt under The William and Inger Fair Trust Agreement dated 03/20/86 and Trust B Non-Exempt under The William and Inger Fair Trust Agreement dated 03/28/86.

     (d) Ellen I. Fair has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Ellen I. Fair has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

CUSIP No. 303250104                  13D                     Page 4 of 9 Pages


activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: United States.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

     Not Applicable. See Items 4 and 5(b).

Item 4.   Purpose of the Transaction.
------    --------------------------

     Ellen I. Fair became one of four co-trustees (the "Co-Trustees") under The William Rodden Fair and Inger Johanne Fair Revocable Trust, dated March 28, 1986, (the "Trust"), upon (i) the death on January 19, 1996 of Mr. William Rodden Fair, grantor and co-trustee of said Trust, (ii) pursuant to Paragraph 11 of said Trust, and (iii) the execution by Ellen I. Fair of that certain Acceptance of Appointment to Serve as Successor CoTrustee dated January 19, 1996.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     According to the most recently available Form 10-Q of the Company, there are 12,536,040 shares of Common Stock issued and outstanding.

     (a)  Amount beneficially owned: 1,979,517

          Percent of class: 15.8%

     (b)  The number of shares as to which Ellen I. Fair has:

          (i) Sole power to vote or direct the vote: 169,856 shares;

          (ii) Shared power to vote or direct the vote: 1,809,661 shares;

          (iii) Sole power to dispose or direct the disposition of: 169,856 shares;


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CUSIP No. 303250104                   13D                    Page 5 of 9 Pages


          (iv) Shared power to dispose or direct the disposition of: 1,809,661 shares.

     1,809,661 of the shares which are the subject of this Schedule 13D are beneficially owned pursuant to the provisions of The William Rodden Fair and Inger Johanne Fair Revocable Trust, over which the Co-Trustees share voting and dispositive power. The filing of this Schedule 13D shall not be construed as an admission that Ellen I. Fair is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such 1,809,661 shares.

     The following information applies to those persons with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

     (1)  (a) Name: Christian Fair.

          (b) Residence or business address: 120 North Redwood Drive, San Rafael, CA 94903.

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Employee in the Insurance Division at Fair, Isaac and Company, Incorporated.

          (d) Christian Fair has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Christian Fair has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of


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CUSIP No. 303250104                 13D                      Page 6 of 9 Pages


such proceeding is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: United States.

     (2)  (a) Name: Erik E. Fair.

          (b) Residence or business address: 377 Mercy Street, Mountain View, California 94041.

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Network Engineer for Apple Computers.

          (d) Erik E. Fair has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Erik E. Fair has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: United States.

    (3)   (a) Name: Inger J. Fair.

          (b) Residence or business address: 120 North Redwood Drive, San Rafael, CA 94903.


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CUSIP No. 303250104                13D                       Page 7 of 9 Pages


          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Not Employed.

          (d) Inger J. Fair has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Inger J. Fair has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: United States.

     (c) The William Rodden Fair and Inger Johanne Fair Trust sold 1,000 Shares of Common Stock on August 30, 1996 at $41.50 per share.

     (d) Only those persons identified in Item 5(b) above.

     (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          ---------------------------------------------------------------
          Respect to Securities of the Issuer.
          -----------------------------------

         Except as reported in 5(b) above, there are no contracts, arrangements, understandings or relationships between Ellen I. Fair and any other person or entity with respect to any securities of the Company.


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CUSIP No. 303250104                    13D                   Page 8 of 9 Pages


Item 7.   Materials to be Filed as Exhibits.
------    ---------------------------------

     None.


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CUSIP No. 303250104                    13D                   Page 9 of 9 Pages


                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated as of November 26, 1996.



                                                  /s/ ELLEN I. FAIR
                                        ---------------------------------------
                                                      Ellen I. Fair